UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Southern Connecticut Gas Company Target Plan
855 Main Street
Bridgeport, Connecticut 06604

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Southern Connecticut Gas Company Target Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2004 and 2003 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Southern Connecticut Gas Company Target Plan

Date: June 28, 2005	By /s/James E. Earley James E. Earely Committee Member
Date: June 28, 2005	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 28, 2005	By /s/Joseph L. Vicidomino Joseph L. Vicidomino Committee Member

APPENDIX 1

THE SOUTHERN CONNECTICUT GAS COMPANY TARGET PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Southern Connecticut Gas Company Target Plan
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Southern Connecticut Gas Company
   Target Plan

We have audited the accompanying statement of net assets available for benefits of the Southern Connecticut Gas Company Target Plan (the Plan) December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Southern Connecticut Gas Company Target Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended on December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost and net gain or loss on certain transactions. Disclosure of this information is required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of
The Southern Connecticut Gas Company Target Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Southern Connecticut Gas Company Target Plan (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

New York, New York
June 24, 2004

The Southern Connecticut Gas Company Target Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003

Assets:
Investments, at fair value:
Registered Investment Companies	$ 24,216,910	$ 14,739,594
Energy East Corporation Stock Fund	5,399,255	4,931,199
Common/Collective Trusts	24,752,214	33,207,675
Participant loans	1,298,050	1,154,003

	55,666,429	54,032,471
Receivables:
Due from Broker for securities sold	-	1,967
Contributions Receivable	27,168	-

	27,168	1,967

Net assets available for benefits	$ 55,693,597	$ 54,034,438

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
	2004	2003

Additions:
Investment income:
Net appreciation in fair value of investments	$ 3,107,246	$ 4,071,444
Interest and dividends	1,571,144	1,683,443

	4,678,390	5,754,887

Contributions:
Participant	1,602,819	1,708,755
Employer	496,471	555,030
Contributions Receivable - Employer	5,571	-
Contributions Receivable - Employee	21,597	-

	2,126,458	2,263,785

Total additions	6,804,848	8,018,672

Deductions:
Benefits paid to participants	5,145,689	4,410,696
Administrative expenses	-	1,091

Total deductions	5,145,689	4,441,787

Net increase	1,659,159	3,606,885
Net assets available for benefits: Beginning of year	54,034,438	50,427,553

End of year	$ 55,693,597	$ 54,034,438

See notes to financial statements.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN

The following description of The Southern Connecticut Gas Company (Company) Target Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering all employees of the Company who have one year of service and are age 21 or more, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East Corporation, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Contributions

Contributions to the Plan are made by both participants and the Company. Participants who are current employees may make a contribution of 2% to 6% of their base salary (Basic Contribution) on either a taxable (Type A) or tax-deferred (Type B) basis and may make an Additional Contribution of 1% to 10% of their base salary if the maximum Basic Contribution is made, on either a Type A or Type B basis. The Company contributes 50% of a participant's Basic Contribution to the Plan.

Effective January 1, 2002, the total Type A Additional Contribution may not exceed 10% of base salary, and the total Type B Additional Contribution may not exceed the lesser of 44% of base salary or that amount which, when added to the Basic Contribution (Type A and B) and Additional Contribution (Type B) for the Plan year does not exceed a total maximum contribution of 50% of the participant's base salary for the Plan year.

As of January 1, 2002, participants age 50 or over by the end of the Plan year who have made the maximum amount of Basic and Additional Type B Contributions permitted for the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

A participant's total pre-tax and after-tax contributions may be further limited by certain provisions of the Code. Upon enrollment in the Plan, participants may direct employee and employer contributions in 10% increments among investment choices offered by the Plan. Subsequent to enrollment, participants can change the contribution direction in any whole percentage increments.

As of January 1, 2002, the Energy East Corporation Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

Benefit Payments

On termination of service due to retirement, disability or death, an election can be made to receive either a lump sum amount equal to the value of the participant's vested interest in the participant's account, or periodic installments over a reasonable period of time not to exceed the participant's life expectancy or the joint and survivor life expectancy of the participant and the participant's designated beneficiary at the commencement of the installments, or a combination of a single sum payment and periodic installments.

For termination of service for other reasons, the participant may receive the value of the vested interest in the participant's account as a lump sum distribution.

Vesting

Participants are vested immediately in the current value of their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their account is based on years of credited service. A participant is 100% vested after five years of credited service. If a participant leaves the Company prior to full vesting, the nonvested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Participant Loans

Participants may borrow from their account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrative Committee at the time of the loan. Principal and interest is paid ratably through payroll deductions. Interest rates on loans outstanding at year end range from 5.00% to 11.50% for 2004 and 2003. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Accounts

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans and allocation of investment income, including investment gains and losses. Allocations are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

The Southern Connecticut Gas Company Stable Value Fund (SCG Stable Value Fund) is a combination of shares of the Putnam Stable Value Fund, a common/collective fund maintained by Putnam, and the Plan's remaining individually negotiated contracts held in the Plan prior to July 2, 2001, which matured November 17, 2003. The matured proceeds received were deposited into the Putnam Stable Value Fund. Any participant-directed contributions in the SCG Stable Value Fund made after July 2, 2001, were invested in the Putnam Stable Value Fund. With the transfer of the management of the Plan to T. Rowe Price Retirement Services as of December 31, 2004, contributions are being invested in the J. P. Morgan Stable value Fund.

Payments of Benefits

Benefits are recorded when paid.

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2004 and 2003

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan. In the event of Plan termination, participants would be 100% vested in their employer contributions. In the event of termination of the Plan, the net assets of the Plan are set aside, first for the payment of all Plan expenses and, second, for distribution to participants, based on the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:
	2004	2003

PIMCO Total Return Fund	$ -	$ 6,269,236
Putnam Vista Fund	-	3,896,898
Putnam S & P 500 Index Fund	-	7,689,627
Putnam Stable Value Fund	-	25,518,048
Energy East Corporation Stock Fund	5,399,255	4,931,199
J. P. Morgan Stable Value Fund	24,752,214	-
Vanguard Explorer	5,208,372	-
Vanguard Institutional Index Fund	8,573,226	-

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2004 and 2003, as follows:
	2004	2003

Registered Investment Companies	$ 1,387,812	$ 2,380,015
Common/Collective Trusts	831,378	1,651,322
Energy East Corporation Stock Fund	888,056	40,107

	$ 3,107,246	$ 4,071,444

The Southern Connecticut Gas Company Target Plan
Notes to Financial Statements
December 31, 2004 and 2003

4.   INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies and common/collective trust funds which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and by T. Rowe Price Retirement Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 30, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

The Southern Connecticut Gas Company Target Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
	Identity of Issue	Description of Investment	Current Value

	Pimco Total Return Fund	Registered Investment Company	$1,620,892
*	T. Rowe Price Equity Income Fund	Registered Investment Company	968,387
	Fidelity Diversified International Fund	Registered Investment Company	873,941
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	533,196
	J. P. Morgan Stable Value Fund	Common/Collective Trust	24,752,214
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	635,353
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	311,188
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	1,304,371
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,355,608
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,238,665
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	885,746
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	603,532
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	89,644
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	14,789
	Vanguard Explorer	Registered Investment Company	5,208,372
	Vanguard Institutional Index Fund	Registered Investment Company	8,573,226
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	5,399,255
	Loan Fund	Participant Loans (5.00% - 11.50%)	1,298,050

	Total assets held at end of year		$ 55,666,429

*	Party-in-interest

The Southern Connecticut Gas Company Target Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2004
(a) Identity of Party Involved	(b) Description of Assets (Include Interest Rate and Maturity in Case of Loan)	(c) Purchase Price	(d) Sales Price

*Putnam Investments	Putnam Vista Fund	$ -	$ 4,511,525
*Putnam Investments	Putnam Stable Value Fund	-	24,485,100
*Putnam Investments	Putnam S&P 500 Index Fund	-	8,573,226
Putnam Investments	Janus Advisor Balanced Fund	-	5,793,959
T. Rowe Price	J. P. Morgan Stable Value Fund	24,752,214	-
T. Rowe Price	Vanguard Explorer	5,208,372	-
T. Rowe Price	Vanguard Institutional Index Fund	8,573,226	-

(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

$ -	$ -	$ -	$ 4,511,525	$ -
-	-	-	24,485,100	-
-	-	-	8,573,226	-
-	-	-	5,793,959	-
-	-	24,752,214	24,752,214	-
-	-	5,208,372	5,208,372	-
-	-	8,573,226	8,573,226	-

*  Indicates party-in-interest.

Note: The above transactions represent mandated purchases and sales upon the change in trustee. All other transactions were participant-directed, and thus are not presented on this schedule.